UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the six-month period ended June 30, 2008 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on August 12, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On August 12, 2008, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the six-month period ended June 30, 2008. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
June 30, 2008 and 2007

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of June 30, 2008 and 2007
and for the six months ended June 30, 2008 and 2007
(A translation of the original in Spanish- see note 2 (a))

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,
	Note	2008	2007
		ThUS$	ThUS$
ASSETS

Current assets
Cash		29,381	16,043
Time deposits		6,436	4,393
Marketable securities	4	54,582	96,715
Accounts receivable, net	5	357,835	236,318
Other accounts receivable, net	5	11,847	9,787
Accounts receivable from related companies	6	50,965	38,576
Inventories, net	7	535,989	377,544
Recoverable taxes		34,801	20,556
Prepaid expenses		6,774	6,492
Other current assets		51,135	13,347
Total current assets		1,139,745	819,771

Property, plant and equipment, net	8	1,004,161	951,930

Other assets
Investments in related companies	9	34,236	20,477
Goodwill, net	10	33,077	35,216
Negative goodwill, net	10	(1,279)	(1,928)
Long-term accounts receivable, net	5	1,056	109
Long-term accounts receivable from related companies	6	2,000	2,118
Intangible assets, net		3,463	4,172
Other long-term assets	11	35,196	39,735
Total other assets		107,749	99,899
Total assets		2,251,655	1,871,600

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,
	Note	2008	2007
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	12	71,740	1,923
Current portion of long-term debt	12	455	823
Current portion of bonds payable	13	8,654	8,227
Dividends payable		474	107
Accounts payable		120,530	109,585
Other accounts payable		406	371
Notes and accounts payable to related companies	6	255	488
Accrued liabilities	14	48,718	29,979
Withholdings		7,142	6,388
Income taxes		34,591	8,244
Deferred income		79,511	23,570
Deferred income taxes	15	2,514	2,730
Other current liabilities		3,691	682
Total current liabilities		378,681	193,117

Long-term liabilities
Long-term bank debt	12	180,000	180,000
Long-term obligations with the public (bonds)	13	301,063	298,093
Other accounts payable		586	765
Deferred income taxes	15	49,241	50,885
Long-term accrued liabilities	16	35,062	19,760
Total long-term liabilities		565,952	549,503

Minority interest	17	51,359	39,208

Shareholders' equity
Paid-in capital	18	477,386	477,386
Other reserves	18	163,187	156,855
Retained earnings	18	615,090	455,531
Total shareholders' equity		1,255,663	1,089,772
Total liabilities and shareholders' equity		2,251,655	1,871,600

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the six months ended
		June 30,
	Note	2008	2007
		ThUS$	ThUS$
Operating results

Sales		787,120	558,792
Cost of sales		(502,854)	(394,485)
Gross margin		284,266	164,307
Selling and administrative expenses		(41,942)	(32,050)
Operating income		242,324	132,257

Non-operating results
Non-operating income	20	23,120	13,518
Non-operating expenses	20	(24,418)	(26,613)
Non-operating loss		(1,298)	(13,095)
Income before income taxes		241,026	119,162
Income tax expense	15	(43,081)	(24,075)
Income before minority interest		197,945	95,087
Minority interest	17	(7,449)	(1,143)
Net income before negative goodwill		190,496	93,944
Net income		190,496	93,944

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

		For the six months ended June 30
		2008	2007
		ThUS$	ThUS$
Cash flows from operating activities
Net income		190,496	93,944
Charges (credits) to income not representing cash flows
Depreciation expense	8	50,754	47,042
Amortization of intangible assets		350	349
Write-offs and accruals		19,259	15,987
Gain on equity investments in related companies		(9,666)	(2,201)
Loss on equity investments in related companies		34	66
Amortization of goodwill	10	1,113	1,147
(Profit) loss on sales of assets		(708)	(16)
Loss from sale of investments		(1,388)	-
Other credits to income not representing cash flows		(8,855)	(583)
Other charges to income not representing cash flows		99,173	56,285
Foreign exchange difference, net		2,927	2,061
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(69,311)	(12,615)
Inventories		(155,832)	(16,946)
Other assets		(5,357)	(9,193)
Accounts payable		1,045	10,438
Interest payable		(143)	(733)
Net income taxes payable		(19,116)	(14,615)
Other accounts payable		-	(5,740)
VAT and taxes payable		(12,846)	5,794
Minority interest	17	7,449	1,143
Net cash provided by operating activities		89,378	171,614

Cash flows from financing activities
Proceeds from short term bank financing		70,240	-
Payment of dividends		(115,455)	(95,257)
Repayment of bank financing		-	(56,422)
Payment of obligations with the public		(3,138)	(2,636)
Payment of expenses for the issuance and placement of bonds payable		-	-
Net cash used in financing activities		(48,353)	(154,315)

Cash flows from investing activities
Sales of property, plant and equipment		1,552	1,435
Sales of investments in related companies		1,688	-
Other investment income	24	-	357
Additions to property, plant and equipment		(103,432)	(80,338)
Capitalized interest		(4,264)	(6,492)
Other disbursements		(367)	(16)
Net cash used in investing activities		(104,823)	(85,054)

Effect of inflation on cash and cash equivalents		(4,465)	962
Net change in cash and cash equivalents		(68,263)	(66,793)
Beginning balance of cash and cash equivalents		164,213	183,943
Ending balance of cash and cash equivalents		95,950	117,150

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on June 18, 1983.

The subsidiary registered in the Superintendency of Securities and Insurance registry of securities is as follows:

Soquimich Comercial S.A., Registration No. 0436 dated January 11, 1993.

Note 2 – Summary of Significant Accounting Policies

a) Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance with SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a) Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2008	2007
	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation N.V. (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation N.V. (Dutch Antilles)	100.00	100.00
Soquimich European Holding B.V. (Holland)	100.00	100.00
SQMC Holding Corporation L.L.P. (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk L.L.C.(USA)	0.00	51.00
SQM Investment Corporation N.V. (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation A.V.V. (Aruba)	100.00	100.00
SQM Japon Co. Ltd.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading A.V.V. (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia L.L.C. (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	0.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	100.00	100.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
SQM Africa PTY (South Africa)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties L.L.P. (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
Fertilizantes Naturales S.A.	66.67	66.67
Iodine Minera B.V.	100.00	100.00
SQM Dubai – FZCO.	100.00	100.00

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2  – Summary of Significant Accounting Policies (continued)

a) Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2008	2007
	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	100.00
Comercial Hydro S.A.	60.64	60,64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	Reporting period

These consolidated financial statements have been prepared as of June 30, 2008 and 2007 and for the six-month periods then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of those domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year ( 3.2% and 1.9% in 2008 and 2007, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile at each period end of Ch$526.05 per US$1 at June 30, 2008 and Ch$526.86 per US$1 at June 30, 2007.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
-
Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-
Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended June 30, 2008 and 2007 generated a net gain (loss) of ThUS$ (2,927) and ThUS$ (2,061) respectively, which have been charged to the consolidated statements of income in each respective period.
The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at June 30, as follows:

	2008	2007
	US$	US$
Brazilian Real	1.59	1.92
New Peruvian Sol	3.19	3.19
Argentine Peso	3.04	3.09
Japanese Yen	106.42	123.26
Euro	0.63	0.74
Mexican Peso	10.30	10.79
Australian Dollar	1.04	1.18
Pound Sterling	0.50	0.50
Ecuadorian Sucre	1.00	1.00
South African Rand	7.83	6.99

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances recorded under cash, time deposits, financial instruments classified as marketable securities, and other short-term investments maturing within 90 days, in compliance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants.

The Company defines operating cash movements as all positive or negative cash flows directly related to its line of business and in general all cash flows that are not defined as from investing or financing.

f)	Time deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and products in process are stated at average production cost, which is presented net of provisions. Provisions have been made based on a technical study which covers the different variances which affect our products (density, moist, among others).

Materials and supplies received are stated at average acquisition and inventories in transit are stated at cost incurred at the end of the period.

The cost of inventories does not exceed its net realizable value.

j)	Income taxes and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for mining activities on an accrual basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded, and they were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with SVS Circular No. 1466 issued on January 27, 2000, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 was recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation for the period is calculated using the straight-line method based on the remaining technical useful lives of assets, estimated by Management.

Property, plant and equipment acquired through capital lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in June, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years for goodwill and negative goodwill.

Beginning on January 1, 2004, goodwill and negative goodwill represent the difference between the acquisition cost of the investment in a related company and the fair value of this investment at the acquisition date, which is amortized with a charge or credit to income in the expected period of return of the investment, which does not exceed 20 years.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

 SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

Saleback operations are recorded in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Derivative contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on an accrual basis and gains recognized when realized.

t)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2007 financial statements.

u)	Revenue recognition

Income from the operation of the line of business of the Company and its subsidiaries is recorded as of the date of physical delivery of the products in accordance with the sales conditions stated in Technical Bulletin No. 70 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

v)	Computer software

Computer systems developed internally using the Company’s personnel and materials are charged to income during the period in which the expenses are incurred. In accordance with SVS Circular No. 1.819 dated November 14, 2007, computer systems acquired by the Company are recorded at cost

w)	Research and development expenses

Research and development costs are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

x)	Obligations with the public (Bonds payable)

Bonds are stated at the principal amount plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized in the period of expiration of these.

y)	Provisions for mine closure costs

The Company has made a provision to cover those costs associated with mine closure and mining facilities and mitigation of environmental damage, which has been recorded at its present value. The amount determined is presented under accrued expenses in long-term liabilities.

z)	Deferred income

Deferred income relates to the recognition of documented sales, the delivery of which occurs subsequent to the closing date of the financial statements.

aa)	Employee benefits

Benefits other than staff severance indemnities that the Company and its subsidiaries will have to pay to its employees by virtue of agreements entered are recognized on an accrual basis.

 SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 3 - Changes in Accounting Principles

Beginning on January 1, 2008, the Company recognized the change in the functional currency (from Chilean pesos to U.S. dollars) in which the subsidiary Soquimich Comercial S.A. was controlled, in order to reflect the currency that represents the underlying transactions, events and conditions that are relevant to the control of the investment by the Parent Company.

During the period ended June 30, 2008, there were no other changes in the application of generally accepted accounting principles in Chile, compared to the prior year, that could significantly affect the interpretation of these consolidated financial statements.

 SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 4 - Marketable Securities

As of June 30 marketable securities are detailed as follows:

	2008	2007
	ThUS$	ThUS$

Mutual funds	54,582	96,715
Total	54,582	96,715

Mutual funds relate to investments made in 'Citifunds Institutional Liquid Reserve Limited' for ThUS$ 53,270 (ThUS$ 93,859 in 2007) and in 'Merrill Lynch Institutional Liquidity Fund' for ThUS$ 1,312, (ThUS$ 2,856 in 2007)

These institutions are high-liquidity funds dedicated to investing basically in fixed-income instruments in the U.S. market.

Note 5 - Short- and Long-Term Accounts Receivable

a)	Short- and long-term accounts receivable and other accounts receivable as of June 30 are detailed as follows:

			Between 90 days
	Up to 90 days		and 1 year		Total (net)
	2008	2007	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	243,802	153,778	66,463	54,947	310,265	208,725
Allowance for doubtful accounts					(8,587)	(7,824)
Notes receivable	13,856	16,122	48,750	23,237	62,606	39,359
Allowance for doubtful accounts					(6,449)	(3,942)
Short-term receivables, net					357,835	236,318

Other accounts receivable	7,374	10,082	5,621	857	12,995	10,939
Allowance for doubtful accounts					(1,148)	(1,152)
Other receivables, net					11,847	9,787

Long-term receivables					1,056	109

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short- and Long-Term Accounts Receivable (continued)

Consolidated Short- and Long-Term Receivables – by Geographic Location

					Asia and		USA, Mexico		Latin America
	Chile		Europe		Oceania		and Canada		and the Caribbean		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Short-term trade accounts receivable, net
Balance	145,244	41,827	106,499	71,472	5,853	14,945	41,594	35,504	2,488	37,153	301,678	200,901
% of total	48.15%	20.81%	35.30%	35.58%	1.94%	7.44%	13.79%	17.67%	0.82%	18.50%	100.00%	100.00%

Short-term notes receivable, net
Balance	52,995	26,443	-	2,821	-	689	-	498	3,162	4,966	56,157	35,417
% of total	94.37%	74.66%	-	7.97%	-	1.94%	-	1.41%	5.63%	14.02%	100.00%	100,00%

Short-term other accounts receivable, net
Balance	8,737	5,711	2,224	1,520	142	153	671	2,123	73	280	11,847	9,787
% of total	73.75%	58.35%	18.77%	15.53%	1.20%	1.57%	5.66%	21.69%	0.62%	2.86%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	206,976	73,981	108,723	75,813	5,995	15,787	42,265	38,125	5,723	42,399	369,682	246,105
% of total	55.99%	30.06%	29.41%	30.81%	1.62%	6.41%	11.43%	15.49%	1.55%	17.23%	100.00%	100.00%

Long-term accounts receivable, net
Balance	1,056	109	-	-	-	-	-	-	-	-	1,056	109
% of total	100.00%	100.00%	-	-	-	-	-	-	-	-	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	208,032	74,090	108,723	75,813	5,995	15,787	42,265	38,125	5,723	42,399	370,738	246,214
% of total	56.11%	30.09%	29.33%	30.80%	1.62%	6.41%	11.40%	15.48%	1.54%	17.22%	100.00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties

Balances with related companies are generated by commercial transactions which accrue no interest under normal conditions in force for this type of operations in respect to term and market price. Expiration conditions for each case vary depending on the transaction which generated the balance.

On April 21, 2008, Inversiones SQ S.A. and SQH S.A. acquired from Yara Netherland B.V. 49% of the shares of the privately-held shareholders’ company Inversiones SQYA S.A. Beginning on the date referred to above, SQYA S.A. Yara is no longer a related company of Sociedad Química y Minera de Chile S.A.

a) Amounts included in balances with related parties as of June 30, 2008 and 2007 are as follows:

	Short-term		Long-term
	2008	2007	2008	2007
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa Tarim Sanayi AS	9,056	10,351	-	-
Nutrisi Holding N.V.	1,924	1,647	-	-
Ajay Europe S.A.R.L.	5,058	8,060	-	-
Ajay North America LLC	5,704	2,435	-	-
Abu Dhabi Fertilizer Industries WWL	7,737	3,041	2,000	2.000
NU3 B.V.	1,960	668	-	-
NU3 N.V.	744	-	-	-
Sales de Magnesio Ltda.	104	136	-	-
SQM Agro India	544	264	-	-
Misr Specialty Fertilizers (MSF)	886	478	-	118
Soc.Inv.Pampa Calichera S.A.	8	8	-	-
Inversiones PCS Chile S.A.	-	26	-	-
Kowa Company Ltd.	16,109	11,462	-	-
SQM East Med Turkey	1,131	-	-	-
Total	50,965	38,576	2,000	2,118

b) Amounts included in balances with related parties as of June 30, 2008 and 2007, continued:

	Short-term
	2008	2007
Accounts payable	ThUS$	ThUS$

SQM Thailand Co. Ltd.	255	231
NU3 N.V.	-	257
Total	255	488

There were no outstanding long-term accounts payable with related parties as of June 30, 2008 and 2007

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

c)	During the six months ended June 30, 2008 and 2007, the principal transactions with related parties were as follows:

			Amount of		Impact on income
Company	Relationship	Type of transaction	Transaction		(charge) credit
			2008	2007	2008	2007
			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	13,510	3,669	6,111	1,161
Doktor Tarsa Tarim Sanayi AS	Indirect	Sales of products	8,851	6,383	5,976	1,866
Abu Dhabi Fertilizer Ind. WWL	Indirect	Sales of products	5,962	1,901	2,543	349
	Indirect	Income financial	42	-	42	-
Ajay Europe S.A.R.L.	Indirect	Sales of products	12,145	14,735	4,027	5,411
	Indirect	Income financial	5	-	5	-
	Indirect	Dividends	118	-	-	-
NU3 B.V.	Indirect	Sales of products	6,434	4,423	1,946	1,372
	Indirect	Services	54
Ajay North America LLC	Indirect	Sales of products	16,858	7,546	5,883	3,902
	Indirect	Dividends	54	-	54	-
Kowa Company Ltd.	Shareholder	Sales of products	47,001	42,634	22,855	27,224
SQM Agro India PVT Ltd	Indirect	Sales of products	362	-	157	-
Misr Specialty Fertilizers (MSF)	Indirect	Sales of products	733	-	420	-
	Indirect	Income financial	3	-	3	-
Nutrisi Holding N.V.	Indirect	Income financial	51	-	51	-
Sales de Magnesio Ltda.	Indirect	Sales of products	377	-	170	-
SQM East Med Turkey	Indirect	Sales of products	134	-	121	-

Note 7 - Inventories

Net inventories are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Finished products	344,241	220,652
Work in process	159,202	133,836
Supplies	32,546	23,056
Total	535,989	377,544

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2008	2007
	ThUS$	ThUS$
Land
Land	80,534	82,496
Mining Concessions	30,086	30,086
Total	110,620	112,582

Buildings and Infrastructure
Buildings	151,900	163,796
Installations	313,243	272,582
Construction-in-progress	236,671	222,586
Other	208,744	191,382
Total	910,558	850,346

Machinery and Equipment
Machinery	541,451	485,863
Equipment	133,449	127,487
Project-in-progress	36,678	15,369
Other	19,999	19,374
Total	731,577	648,093

Other Property, Plant and Equipment
Tools	9,490	8,950
Furniture and office equipment	15,718	14,888
Project-in-progress	11,071	13,197
Other	9,769	17,133
Total	46,048	54,168

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

	2008	2007
	ThUS$	ThUS$
Amounts relating to technical revaluation of property, plant and equipment
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,048
Other assets	53	53
	61,379	61,379
Total property, plant and equipment	1,860,182	1,726,568

Less: Accumulated depreciation
Buildings and infrastructure	(351,229)	(316,646)
Machinery and equipment	(421,007)	(378,490)
Other property, plant and equipment	(45,101)	(41,957)
Technical appraisal	(38,684)	(37,545)
Total accumulated depreciation	(856,021)	(774,638)
Net property, plant and equipment	1,004,161	951,930

	2008	2007
	ThUS$	ThUS$
Depreciation for the six months ended June 30:

Buildings and infrastructure	(24,253)	(22,605)
Machinery and equipment	(24,464)	(20,686)
Other property, plant and equipment	(1,467)	(3,182)
Technical revaluation	(570)	(569)
Total depreciation	(50,754)	(47,042)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other property, plant and equipment and are as follows:

	2008	2007
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Accumulated depreciation	(536)	(505)
Total leased assets	1,452	1,483

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

Note 9 - Investments in and Receivables from Related Parties

a) Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated its foreign investments as net investment hedges.

b)  Transactions executed in 2008

* On April 24, 2008, the subsidiary Agricolima S.A. was sold to Mr. Carlos Federico Valenzuela Cadena, Mr. Diego Valenzuela Cadena and Mr. Jesús Angel Morelos Montfort, creating a gain on sale of investment of ThUS$ 1,387.

c)  Transactions executed in 2007

* On January 12, 2007, the subsidiary PTM SQM Ibérica S.A. was liquidated and extinguished. This operation gave rise to a loss of ThUS$ 41 in the subsidiary Soquimich European Holding B.V.

* On March 2, 2007, the subsidiary SQM Industrial S.A. made a capital increase of ThUS$ 130 in its subsidiary SQM Brasil Ltda. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and SVS Circular No. 1,697, the Company performed the valuation in consideration of the carrying value of equity of SQM Brasil Ltda. as of December 31, 2006, which does not significantly differ from its fair value determined at that date.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

* On April 11, 2007, the subsidiary SQM S.A and the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 6,599 in their subsidiary SQM Europe N.V. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was conducted considering the book value of the equity of SQM Europe N.V. as of March 31, 2007, which does not significantly differ from its fair value determined at that date.

* On October 19, 2007, at the second General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. the shareholders approved a capital increase of ThUS$ 300,000, through the issuance of 204,368,321 new shares.

Sociedad Química y Minera de Chile S.A. and SQM Potasio S.A. acquired all these shares through the subscription and payment of the same through the capitalization of accounts payable. SQM S.A. acquired 197,556,044 shares and SQM Potasio S.A. acquired 6,812,277 shares and obtained ownership interest of 99.05% and 0.95%, respectively.

* On November 13, 2007, Exploraciones Mineras S.A. increased its capital by ThUS$30,000 through the issuance of 100,000 new shares, which were subscribed and paid through the capitalization of accounts payable by 99.99% by Minera Nueva Victoria S.A. and by 1% by Sociedad Química y Minera de Chile S.A.

* On December 7, 2007, SQM North America Corp. sold to Nautilus International Holding Corporation all the rights which SQM North America Corp had in Cape Fear Bulk LLC. for ThUS$1,478, thereby generating a gain from the sale of investments of ThUS$ 1,316.

d) Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

d) Detail of investments in related companies

Tax Registration		Country of	Controlling	Number of	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
Number	Company	origin	currency	shares	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Nutrisi Holding N.V.	Belgium	Euros	-	50.00	50.00	15,741	9,989	7,398	4,860	5,317	1,488	2,309	732
0-E	Ajay North America LLC	USA	US$	-	49.00	49.00	11,664	11,050	4,731	4,411	848	168	416	83
0-E	Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	-	50.00	50.00	16,534	7,866	8,267	3,933	6,756	2,204	3,378	1,102
0-E	Ajay Europe S.A.R.L.	France	Euros	36,700	50.00	50.00	10,454	6,728	4,628	1,488	930	-	465	-
0-E	Abu Dhabi Fertilizer
	Industries WWL	UAE	US$	1,961	50.00	50.00	9,200	4,285	4,600	2,143	4,488	367	2,244	183
0-E	Misr Specialty Fertilizers	Egypt	US$	-	47.00	47.00	4,917	4,459	2,335	2,117	662	(109)	314	(51)
0-E	SQM Thailand Co. Ltd.	Thailand	US$	-	-	40.00	3,212	2,151	1,285	860	681	10	272	4
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	-	50.00	50.00	1,793	893	896	447	535	194	267	97
0-E	SQM Eastmed Turkey	Turkey	Euros	-	50.00	50.00	120	159	60	187	(68)	(25)	(34)	(13)
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	-	3.00	3.00	687	686	23	23	-	-	-	-
0-E	Agro India Limitada	India	US$	-	49.00	-	27	15	13	8	-	(4)	-	(2)
Total									34,236	20,477

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 - Goodwill and Negative Goodwill

As established in Technical Bulletin No. 72, issued by the Chilean Association of Accountants, ThUS$636 has been adjusted to the negative goodwill account related to lawsuits with third parties paid, which as of the date of determination of negative goodwill did not meet the requirements to be treated as identifiable liabilities that could be recognized.

These relate to lawsuits with factoring companies which as of the acquisition date were identified with results favorable to the Company.

Goodwill and negative goodwill and the related amortization are summarized as follows:

a)  Goodwill

		June 30, 2008		June 30, 2007
Tax Registration		Amount amortized	Goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	72	1,229	72	1,373
96801610-5	Comercial Hydro S.A.	111	908	88	1,041
79947100-0	SQM Industrial S.A.	556	18,360	613	19,473
0-E	SQMC México S.A. de C.V.	28	752	28	808
0-E	Comercial Caiman Internacional S.A.	11	97	11	120
0-E	SQM Dubai- Fzco	51	1,732	51	1,833
0-E	Iodine Minera B.V.	284	9,999	284	10,568
Total		1,113	33,077	1,147	35,216

b) Negative Goodwill

		June 30, 2008		June 30, 2007
			Negative		Negative
Tax Registration		Amount amortized	goodwill	Amount amortized	goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

78602530-3	Minera Nueva Victoria S.A.	-	1,279	-	1,928
Total		-	1,279	-	1,928

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Materials and spare parts, net (1)	2,728	5,959
End of agreement bonus	930	833
Mine development costs	24,355	24,926
Income taxes recoverable	389	325
Construction of Salar-Baquedano road	1,110	1,230
Deferred loan issuance costs (2)	253	432
Cost of issuance and placement of bonds (3)	4,570	5,173
Other	861	857
Total	35,196	39,735

(1) According to analyses conducted, at each period end, this item includes non-current warehouse spare parts and materials. In addition, an allowance for obsolescence has been made and included in this item.
(2) Relates to the portion to be accrued of negotiation costs of long-term loans.
(3) Refer to the explanation of these expenses in Note 23.

Note 12 - Bank Debt

a)	Short-term bank debt is detailed as follows:

	2008	2007
	ThUS$	ThUS$
Bank or financial institution

Banco de Chile	20,080	-
Banco Santander Santiago	50,160	-
Other	1,500	1,923
Total	71,740	1,923

Annual average interest rate	3.66%	4.16%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 - Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	2008	2007
	ThUS$	ThUS$
Bank or financial institution

BBVA Banco Bilbao Vizcaya Argentaria (1)	100,229	100,415
ING Capital LLC (2)	80,226	80,408
Total	180,455	180,823

Less: Current portion	(455)	(823)

Long-term portion	180,000	180,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on March 3, 2010.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.300% per annum, semi-annually payment. The principal is due on November 28, 2011.

c)	The maturity of long-term debt is as follows:

	2008	2007
	ThUS$	ThUS$
Years to maturity
Current portion	455	823
1 to 2 years	100,000	100,000
3 to 5 years	80,000	80,000
Total	180,455	180,823

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Short- and Long-term Obligations with the Public (Promissory Notes and Bonds Payable)

Additional Information

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF3,000,000 at an annual rate of 4.00%. This placement achieved collection equivalent to 100% of par value.

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

As of June 30, 2008, two Series C capital payments have been made equivalent to UF 75,000 each.

As of June 30, 2008 and 2007, the short-term portion includes ThUS$8,654 and ThUS$8,227, respectively, related to short-term principal plus accrued interest at those dates. The long-term portion includes ThUS$301,063 as of June 30, 2008 and ThUS$298,093 as of June 30, 2007, related to principal installments for Series C bonds and Single Series bonds.

Instrument Registr. No.	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	06/30/08 ThUS$	06/30/07 ThUS$	Placement in Chile or abroad
Current portion of long-term bonds payable
446	C	150,000	UF	4.00%	12/01/2008	Semi-annual	Semi-annual	6,110	5,641	In Chile
184	Single	-	US$	6.125%	10/15/2008	Semi-annual	At maturity	2,544	2,586	Abroad
Total Current Portion								8,654	8,227

Long-term bonds payable
446	C	2,700,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	101,063	98,093	In Chile
184	Single	200,000,000	US$	6.125%	04/15/2016	Semi-annual	At maturity	200,000	200,000	Abroad
Total Long-Term								301,063	298,093

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 - Accrued Liabilities

As of June 30, 2008 and 2007, accrued liabilities are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Provision for royalties Corfo	3,930	3,808
Provision for employee compensation and legal costs	652	941
Taxes and monthly income tax installment payments	5,883	4,541
Expenses incurred for long-term loans (additional tax)	106	108
Vacation accrual	10,310	8,504
Marketing expenses	8,800	2,182
External auditor fees	453	223
Benefits for employees	15,306	6,289
Other accruals	3,278	3,383
Total current liabilities	48,718	29,979

Note 15 - Income and Deferred Taxes

a)	At June 30, 2008 and 2007 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2008	2007
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	487,853	240,904
Accumulated tax basis retained earnings without tax credit	3,956	170,350
Tax loss carry-forwards (1)	40,603	132,186
Credit for shareholders	99,744	49,177

(1)  Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

The deferred taxes as of June 30, 2008 and 2007 represented a net liability of ThUS$51,755 and ThUS$53,615, respectively, and consisted of:

2008	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	555	1,360	-	-
Vacation accrual	1,658	-	-	-
Unrealized gain on sale of products	40,250	-	-	-
Provision for obsolescence	-	3,940	-	-
Production expenses	-	-	26,596	-
Accelerated depreciation	-	-	-	63,707
Exploration expenses	-	-	-	4,705
Capitalized interest	-	-	-	8,731
Staff severance indemnities	-	-	-	1,703
Fair value recognition	-	2,085	-	-
Leased assets	-	193	-	-
Capitalized expenses	-	-	-	904
Tax loss carry-forwards	-	8,922	-	-
Accrued gain from exchange insurance	-	-	1,873	-
Deferred revenue	1,430	-	-	-
Accrued interest	620	-	-	-
Benefits for employees	-	2,023	-	-
Other	1,372	5,605	1	400
Total gross deferred taxes	45,885	24,128	28,470	80,150
Total complementary accounts	-	-	-	(14,620)
Valuation allowance	(19,929)	(7,839)	-	-
Total deferred taxes	25,956	16,289	28,470	65,530

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

2007	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,985	598	-	-
Vacation accrual	1,390	-	-	-
Unrealized gain on sale of products	14,397	-	-	-
Provision for obsolescence	-	2,868	-	-
Production expenses	-	-	18,135	-
Accelerated depreciation	-	-	-	60,244
Exploration expenses	-	-	-	4,698
Capitalized interest	-	-	-	7,812
Staff severance indemnities	-	-	-	1,423
Fair value recognition	-	2,197	-	-
Provision for claim expense	-	-	-	-
Leased assets	-	-	-	9
Capitalized expenses	-	-	-	976
Tax loss carry-forwards	-	25,484	-	-
Accrued gain from exchange insurance	-	-	521	-
Deferred revenue	529	-	-	-
Provision for energy tariff difference	1,765	-	-	-
Accrued interest	85	-	-	-
Other	1,341	3,844	-	392
Total gross deferred taxes	21,492	34,991	18,656	75,554
Total complementary accounts	-	-	(412)	(18,918)
Valuation allowance	(5,978)	(29,240)	-	-
Total deferred taxes	15,514	5,751	18,244	56,636

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

c) Income tax expense is summarized as follows:

	2008	2007
	ThUS$	ThUS$

Current tax expense (income tax accrual)	(53,693)	(21,389)
Tax expense adjustment (prior year)	543	117
Provision for current income tax
Effect of deferred tax assets and liabilities	17,594	3,403
Tax benefit for tax losses	(16,960)	(6,747)
Effect of amortization of complementary accounts	(1,012)	(1,810)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	10,449	2,204
Other tax charges and credits	(2)	147
Total income tax expense	(43,081)	(24,075)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Long-term accrued liabilities

Long-term accrued liabilities are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Staff severance indemnities (2)	21,170	17,768
Employee benefits (1)	11,900	-
Site closing provision	1,992	1,992
Balance as of June 30	35,062	19,760

(1) These provisiones correspond to a an bonus to provide incentives to and retain key Company executives. The value of these bonuses is linked to the price of the Company’s stock and is to be paid in cash between 2010 and 2011.

(2) Staff severance indemnities are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Opening balance	20,679	17,245
Increases in obligation	3,195	1,720
Payments	(1,324)	(1,332)
Exchange difference	(1,380)	182
Other difference	-	(47)
Balance as of June 30	21,170	17,768

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	46,948	35,215	(6,785)	(807)
Ajay SQM Chile S.A.	3,952	3,624	(326)	(234)
Cape Fear Bulk L.L.C.	-	241	-	(115)
SQM Nitratos México S.A. de C.V.	8	19	5	26
Fertilizantes Naturales S.A.	473	134	(349)	(12)
SQM Indonesia S.A.	(30)	(31)	9	-
SQM Potasio S.A.	8	6	(3)	(1)
Total	51,359	39,208	(7,449)	(1,143)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

				Accumulated deficit
				of subsidiaries in
		Paid-in	Other	development	Retained	Net
	Number	capital	reserves	stage	earnings	income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2007	263,196,524	477,386	155,190	(8,370)	320,466	141,277	1,085,949
Transfer 2006 net income to retained earnings	-	-	-	-	141,277	(141,277)	-
Declared dividends 2007	-	-	-	-	(91,786)	-	(91786)
Accumulated deficit from subsidiaries in development stage	-	-	-	8,370	(8,370)	-	-
Other comprehensive income	-	-	1,665	-	-	-	1,665
Net income	-	-	-	-	-	93,944	93,944
Balance as of June 30, 2007	263,196,524	477,386	156,855	-	361,587	93,944	1,089,772
Balance January 1,2008	263,196,524	477,386	163,442	-	361,587	180,021	1,182,436
Transfer 2007 net income to retained earnings	-	-	-	-	180,021	(180,021)	-
Declared dividends 2008	-	-	-	-	(117,014)	-	(117,014)
Other comprehensive income	-	-	(255)	-	-	-	(255)
Net income	-	-	-	-	-	190,496	190,496
Balance as of June 30, 2008	263,196,524	477,386	163,187	-	424,594	190,496	1,255,663

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

b) In consideration of the current distribution of shares, the Company has a controlling interest Group composed of Pampa Calichera S.A. and the Kowa Group by virtue of the Joint Action Agreement executed on June 21, 2006.

c) Other information

The detail of other reserves is as follows:

		For the six months ended June 30, 2008	As of June 30, 2008
Detail		ThUS$	ThUS$

Technical appraisal		-	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	-	13,287
Comercial Hydro S.A.	(1)	(208)	(208)
SQMC Internacional Ltda.	(1)	(10)	(10)
Proinsa Ltda.	(1)	(8)	(8)
Isapre Norte Grande Ltda.	(1)	-	(44)
Inversiones Augusta S.A.	(1)	-	(761)
SQM Ecuador S.A.	(2)	-	(270)
Almacenes y Depósitos Ltda.	(1)	-	88
Asociación Garantizadora de Pensiones	(1)	(1)	(18)
Sales de Magnesio Ltda.	(1)	(28)	83
Sociedad de Servicios de Salud S.A.	(1)	-	14
SQM North America Corp.	(3)	-	(1,359)
SQM Dubai Fzco.	(1)	-	(12)
Ajay Europe SARL	(1)	-	343
Other Companies	(1)	-	717
Total other comprehensive income		(255)	163,187

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government
(3)	Relates to valuation differences generated in the pension plan.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

e)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B: 1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Note 19 – Derivative Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of June 30, 2008 the Company’s derivative instruments are as follows:

2008	Notional or
Type of	covered	Expiration	Description of the	Position	(Liability)Asset	Income	Income
derivative	amount		contract type	purchase/sale	amount	(loss) recorded	(not) recorded
	ThUS$				ThUS$	ThUS$	ThUS$

US dollar Forward	3,500	3st quarter of 2008	Exchange rate	P	434	(434)	-
Swap	109,950	4st quarter of 2008	Interest rate	P	14,570	11,794	2,776
US dollar PUT	99,600	3st quarter of 2008	Exchange rate	P	1,064	-	(1,064)
US dollar Forward	17,495	3st quarter of 2008	Exchange rate	P	408	-	(408)
US dollar PUT	35,739	3st quarter of 2008	Exchange rate	P	388	-	(388)
US dollar PUT	16,685	3st quarter of 2008	Exchange rate	P	240	(240)	-
US dollar PUT	23,214	4st quarter of 2008	Exchange rate	P	74	(74)	-
US dollar PUT	3,233	3st quarter of 2008	Exchange rate	S	-	-	-
US dollar PUT	8,478	1st quarter of 2009	Exchange rate	S	-	-	-
US dollar PUT	11,316	2st quarter of 2009	Exchange rate	S	-	-	-
US dollar PUT	1,616	3st quarter of 2009	Exchange rate	S	-	-	-
US dollar Forward	7,114	3st quarter of 2008	Exchange rate	P	352	352	-
US dollar Forward	1,476	2st quarter of 2009	Exchange rate	P	91	91	-
US dollar Forward	789	3st quarter of 2008	Exchange rate	P	20	(20)	-
US dollar Forward	2,427	2st quarter of 2009	Exchange rate	P	309	(309)	-
						11,160	916

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

 Note 20 - Non-operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	2008	2007
	ThUS$	ThUS$

Interest income	5,508	4,661
Cross currency swap	-	4,000
Recovery of doubtful accounts	607	227
Insurance recoveries	334	166
Reversal of obligations with third parties	2,043	166
Sale of property, plant and equipment	708	131
Gain on sale of investments in related companies	1,387	-
Sale of mining concessions	721	357
Fines collected from third parties	23	128
Equity participation in net income of unconsolidated subsidiaries	9,666	2,201
Compensation received	147	-
Rental of property, plant and equipment	559	487
Discounts obtained	285	249
Other income	1,132	745
Total	23,120	13,518

b)	Non-operating expenses

	2008	2007
	ThUS$	ThUS$

Investment plan expenses and adjustment of property, plant and equipment realization value	6,120	3,900
Interest expense	10,359	10,038
Equity participation in net losses of unconsolidated subsidiaries	34	66
Amortization of goodwill	1,113	1,147
Net foreign exchange losses	2,927	2,061
Work disruption expenses	209	289
Non-recoverable taxes	239	167
Accrual for loss in auction	300	578
Provision for legal expenses and third party compensation	578	500
Energy tariff difference	-	4,000
Training and donation expenses	683	188
Amortization of information	201	201
Insurance claim	500	-
Provision and sale of materials, spare parts and supplies, and property, plant and equipment	-	2,900
Consulting services	55	40
Other expenses	1,100	538
Total	24,418	26,613

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2008	2007
	ThUS$	ThUS$
Property, plant and equipment	22	128
Other assets and liabilities	146	375
Shareholders’ equity	(261)	(1,801)
Net price-level restatement	(93)	(1,298)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Assets and Liabilities Denominated in Foreign Currency

	2008	2007
	ThUS$	ThUS$
Assets
Chilean pesos	159,173	77,475
US dollars	1,905,554	1,626,638
Euros	86,353	52,956
Japanese Yen	1,058	908
Brazilian Real	524	336
Mexican pesos	1,013	5,614
UF	42,266	75,778
South African Rand	19,437	8,679
Dirhams	20,989	14,381
Other currencies	15,288	8,835

Current liabilities
Chilean pesos	165,075	109,436
US dollars	174,777	58,104
Euros	19,852	12,698
Japanese Yen	1,326	462
Brazilian Real	1,872	1,770
Mexican pesos	4,043	2,323
UF	7,881	6,191
South African Rand	2,335	1,556
Dirhams	1,481	541
Other currencies	39	36

Long-term liabilities
Chilean pesos	20,354	17,631
US dollars	443,162	432,857
Japanese Yen	201	147
UF	101,649	98,858
Mexican pesos	575	-
Other currencies	11	10

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Expenses Incurred in the Issuance of Shares and Debt Titles

Expenses incurred in the issuance and placement of bonds are presented under Other long-term assets, and the portion to be amortized within one year is presented within Other current assets. These expenses are amortized using the straight-line method, in accordance with the period for issuance of documents. This amortization is presented as interest expense.

As of June 30, 2008, issuance expenses net of amortization amount to ThUS$6,665. Issuance expenses include disbursements related to reports issued by risk classifiers, legal and financial advisories, taxes, printing and placement fees. Amortization in 2008 amounted to ThUS$ 303 (ThUS$ 461 in 2007).

Note 24 - Cash Flow Statement

Amounts included in other investment income are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Sale of mining concessions	-	357
Total	-	357

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies

I. Contingencies:

a) Material lawsuits or other legal actions to which the Company is party:

I.

	1.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
		Defendant	: Sociedad Química y Minera de Chile S.A.
		Date of lawsuit	: December 1994
		Court	: Civil Court of Pozo Almonte
		Cause	: Partial annulment of mining property, Cesard 1 to 29
		Instance	: Evidence provided
		Nominal amount	: ThUS$ 211

	2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
		Defendant	: SQM Químicos S.A.
		Date of lawsuit	: November 1999
		Court	: Civil Court of Pozo Almonte
		Cause	: Partial annulment of mining property, Paz II 1 to 25
		Instance	: Evidence provided
		Nominal amount	: ThUS$ 162

	3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
		Defendant	: SQM Químicos S.A.
		Date of lawsuit	: November 1999
		Court	: Civil Court of Pozo Almonte
		Cause	: Partial annulment of mining property, Paz III 1 to 25
		Instance	: Evidence provided
		Nominal amount	: ThUS$ 204

	4.	Plaintiff	: Gabriela Véliz Huanchicay
		Defendant	: Gilberto Mercado Barreda and subsidiary and jointly and
severally SQM Nitratos S.A. and its insurers
		Date of lawsuit	: August 2005
		Court	: 4th Civil Court of Santiago
		Cause	: Work accident
		Instance	: At the first instance verdict the defendants were sentenced to pay the amount of ThCh$250. The defendants filed a recourse of appeal against this verdict.
		Nominal amount	: ThUS$ 481

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

5.	Plaintiff	: Juana Muraña Quispe
	Defendant	: Intro Ingenieria Limitada and subsidiary and jointly and severally
SQM S.A. and its insurers
	Date of lawsuit	: October 2005
	Court	: 25th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Evidentiary stage
	Nominal amount	: ThUS$1,500

6.	Plaintiff	: Marina Arnéz Valencia
	Defendant	: SQM S.A. and its insurance companies
	Date of lawsuit	: May 2006
	Court	: 2nd Civil Court of Santiago
	Cause	: Work accident
	Instance	: Conciliation audience
	Nominal amount	: ThUS$500

7.	Plaintiff	: Yasmin Andrea Gómez Valdivia, Issis Valentina Mella Gómez,
Rubhy Abigail Mella Gómez, José Alexis Mella Gómez,
José Mella Pañaranda and Macaria Muñoz Rojas.
	Defendant	: Desert Ingeniería y Construcción Limitada, SQM S.A. and its
insurance companies
	Date of lawsuit	: Abril 2008
	Court	: 8th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Pending notification
	Nominal amount	: ThUS$ 1,800

8.	Plaintiff	: Angélica Allende and her sons Iván Molina and Cristóbal Molina
	Defendant	: Ingeniería, Construcción y Servicios SMR Limitada and, subsidiarily,
SQM Nitratos S.A. and its insurance companies
	Date of lawsuit	: May 2008
	Court	: Labor Court of Antofagasta
	Cause	: Work accident
	Instance	: Suit being answered
	Nominal amount	: ThUS$ 670

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

II.
SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in certain judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of SQM S.A. and its subsidiaries.

III.
Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in certain judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it in the total approximate amount of ThUS $ 900.

IV.
SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their regular activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

V.
SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those mentioned in paragraph I above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$150.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

b) Restrictions:
The bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those of loans of the same nature that have been in force from time to time and which, among others, are related to maximum debt and minimum shareholders’ equity. Except for the above, SQM S.A. is not exposed to other restrictions in its management or to financial indicator limits by contracts or covenants with creditors.

c) Commitments:
Subsidiary SQM Salar S.A. has signed a rental contract with CORFO which establishes that such subsidiary, will pay to CORFO, for the exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996 reflecting in income a value of ThUS$ 7,124 in 2008 (ThUS$ 6,843 in 2007).

II. Indirect Guarantees

The guarantees that do not have a pending payment balance reflect, indirectly that the respective guarantees are in force and approved by the Company’s Board of Directors and that they have not been used by the corresponding subsidiary.

Note 26 – Third Party Guarantees

As of June 30, 2008 and 2007 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2008	2007
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,229	100,415
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Subsidiary	80,226	80,408

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 27 – Sureties Obtained from Third Parties

The main solidary pledges provided to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows:

2008
Company Name	ThUS$

Llanos y Wammes Soc. Com. Ltda.	1,901
Fertglobal Chile Ltda. y Bramelli	951
Tattersall S.A.	1,000

Note 28 - Sanctions

During 2008 and 2007, the SVS did not apply sanctions to the Company, its directors or managers.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by its principles indicated in its Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) bases in the ISO 14000 standard, which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Disbursements made by the Company and its subsidiaries as of June 30, 2008 related to investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities amount to ThUS$ 10,071 and are detailed as follows:

		Future
	2008	Disbursements
	ThUS$	ThUS$
Projects
Construction of hygiene facilities	114	8
Environmental evaluation	2,585	135
Hardazous substance management	38	67
Handling of household and industrial waste	980	2,111
Infrastructure, equipment, new environmental offices at ME	12	-
Monitoring station	136	88
Salar environmental follow-up plan	3,084	370
Environmental commitments I Region of Chile	-	47
Improvements in M. Elena – Streets camp	436	-
Sanitary regulations PV Traffic Facilities	12	105
PV Environmental improvements	44	134
Waste pools R&R Lithium C. Plant	2,129	22
Miscellaneous nitrates environmental projects	26	25
Environmental Management	475	926
Total	10,071	4,038

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects (continued)

Operations which use caliche as raw material are developed desert geographical areas with climatic conditions favorable for drying solids and evaporating liquids using solar energy. Operations for the open-pit extraction of minerals, due to their low waste to mineral ratio generate remaining deposits which slightly alter the environment. During the extractive process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operations.

Operations that use caliche as raw material are developed in desert areas with climatic conditions favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits which slightly alter the environment. During the extractive process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. These particles mainly come from the dust that results from caliche processing, particularly during the crushing process prior to leaching. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. In October 2005, the Company obtained environmental approval for a project entitled “Technological Change at Maria Elena”. The operation of this project will facilitate the reduction of particle emissions, as required by the new environmental standard, which is estimate to go into effect during the second half of 2008. The Company is requesting from CONAMA, the environmental authority, certain adjustments to the particle emissions reduction timeline that is currently considered in the decontamination plant in order to allow consistency with the degree of completion of the “Technological Change at Maria Elena” project.

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientific studies and develops an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds and breeding research. Environmental follow-up maintained by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies which have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica and the School of Agricultural Science of Universidad de Chile.

Furthermore, the Company is performing significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These actions have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects (continued)

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the surrounding community, as well as to participate in the development of communities near its operations by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, and development, and in order to do so, it acts both individually and in conjunction with both private and public entities.

Note 30 – Significant Events

1. On March 18, 2008, the Company informed the Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile (SQM), at its meeting held on March 18, 2008, unanimously agreed to propose the payment of a final dividend for a sum of US$0.44459 per share to those shareholders of SQM who are registered with the Shareholders’ Registry during the fifth business day prior to the date of payment of this dividend.

Upon approval of this proposal by the shareholders at the General Ordinary Shareholders’ Meeting to be held on April 30, 2008, this proposal will allow the Company to effectively pay and distribute dividends in conformity with the respective dividend policy, an annual dividend equivalent to 65% of distributable net income obtained during 2007.

2. On April 21, 2008, Inversiones SQ S.A. and SQH S.A acquired from Yara Netherland B.V. 49% of the shares of the privately-held shareholders’ company, Inversiones SQYA S.A. Beginning on the date referred to above, SQYA S.A. Yara is no longer a related company of Sociedad Química y Minera de Chile S.A.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 31 – Unearned Income

During the periods ended June 30, 2008 and 2007, the Company maintains unearned income related to the recognition of sales invoices the delivery of which will occur subsequent to the close of the financial statements. The detail is as follows:

	2008	2007
	ThUS$	ThUS$

Unearned income	79,511	23,570

Note 32 – Subsequent Events

Management is not aware of any significant subsequent events that have occurred after June 30, 2008 and that may affect the Company’s financial position or the interpretation of these financial statements (August 12, 2008).

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: September 5, 2008